UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 27, 2017

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

c/o Alibaba Group Services Limited

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                                                                                           ☒                                                                                                                                                       Form 40-F                                                                                                                          ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

	By:	/s/ Maggie Wei Wu
Name: Maggie Wei Wu
Title: Chief Financial Officer

Date: November 27, 2017

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release — Alibaba Group Announces Proposed Offering of Senior Unsecured Notes